Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Nine Months Ended 31 December 2023

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 31 December 2023	31 March 2023
Assets
Current assets:
Cash and cash equivalents	$433.8	$113.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	12.2	67.6
Restricted short-term investments - Asbestos	194.3	140.9
Accounts and other receivables, net	311.6	354.8
Inventories	321.4	344.2
Prepaid expenses and other current assets	68.8	41.0
Assets held for sale	57.2	—
Insurance receivable - Asbestos	6.9	6.8
Workers’ compensation - Asbestos	1.8	1.8
Total current assets	1,413.0	1,075.1
Property, plant and equipment, net	1,950.8	1,839.6
Operating lease right-of-use-assets	61.5	59.4
Finance lease right-of-use-assets	3.4	2.0
Goodwill	197.8	194.9
Intangible assets, net	154.1	155.2
Restricted long-term investments - Asbestos	—	36.2
Insurance receivable - Asbestos	24.5	28.2
Workers’ compensation - Asbestos	16.7	16.4
Deferred income taxes	700.8	755.6
Deferred income taxes - Asbestos	271.9	298.6
Other assets	21.1	17.9
Total assets	$4,815.6	$4,479.1
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$440.0	$387.7
Accrued payroll and employee benefits	122.7	108.3
Operating lease liabilities	19.3	18.1
Short-term debt	7.5	—
Finance lease liabilities	1.2	0.8
Accrued product warranties	6.1	5.4
Income taxes payable	12.3	15.4
Asbestos liability	121.8	119.4
Workers’ compensation - Asbestos	1.8	1.8
Other liabilities	16.4	40.4
Total current liabilities	749.1	697.3
Long-term debt	1,128.1	1,059.0
Deferred income taxes	104.6	93.6
Operating lease liabilities	60.7	61.1
Finance lease liabilities	2.6	1.4
Accrued product warranties	30.1	30.2
Income taxes payable	—	2.3
Asbestos liability	775.8	857.7
Workers’ compensation - Asbestos	16.7	16.4
Other liabilities	52.7	48.7
Total liabilities	2,920.4	2,867.7
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 435,686,754 shares issued and outstanding at 31 December 2023 and 442,056,296 shares issued and outstanding at 31 March 2023	225.9	230.0
Additional paid-in capital	249.8	237.9
Retained earnings	1,463.2	1,196.8
Accumulated other comprehensive loss	(43.7)	(53.3)
Total shareholders’ equity	1,895.2	1,611.4
Total liabilities and shareholders’ equity	$4,815.6	$4,479.1
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2023	2022	2023	2022
Net sales	$978.3	$860.8	$2,931.4	$2,859.3
Cost of goods sold	577.6	571.2	1,753.7	1,877.3
Gross profit	400.7	289.6	1,177.7	982.0
Selling, general and administrative expenses	156.3	115.1	438.0	361.3
Research and development expenses	10.7	9.4	32.5	29.4
Asset impairment - greenfield site	—	—	20.1	—
Asbestos adjustments loss (gain)	7.6	2.2	3.7	(19.5)
Operating income	226.1	162.9	683.4	610.8
Interest, net	3.1	7.0	13.4	24.0
Other income, net	(0.6)	(0.1)	(2.8)	(12.4)
Income before income taxes	223.6	156.0	672.8	599.2
Income tax expense	78.5	55.9	218.2	168.6
Net income	$145.1	$100.1	$454.6	$430.6
Income per share:
Basic	$0.33	$0.22	$1.03	$0.97
Diluted	$0.33	$0.22	$1.03	$0.97
Weighted average common shares outstanding (Millions):
Basic	437.0	445.4	439.4	445.4
Diluted	438.3	445.9	440.6	445.9
Comprehensive income, net of tax:
Net income	$145.1	$100.1	$454.6	$430.6
Currency translation adjustments	32.4	30.4	9.6	(34.6)
Comprehensive income	$177.5	$130.5	$464.2	$396.0
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2023	2022
Cash Flows From Operating Activities
Net income	$454.6	$430.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136.7	126.6
Lease expense	19.6	16.4
Deferred income taxes	69.4	66.5
Stock-based compensation	20.5	9.3
Asbestos adjustments loss (gain)	3.7	(19.5)
Excess tax benefits from share-based awards	(0.7)	(0.2)
Gain on sale of land	(2.0)	(12.7)
Asset impairment - greenfield site	20.1	—
Other, net	27.0	15.0
Changes in operating assets and liabilities:
Accounts and other receivables	39.5	99.5
Inventories	24.5	(99.3)
Lease assets and liabilities, net	(20.2)	(12.6)
Prepaid expenses and other assets	(30.3)	(29.0)
Insurance receivable - Asbestos	4.0	4.3
Accounts payable and accrued liabilities	57.2	(54.4)
Claims and handling costs paid - Asbestos	(95.0)	(90.2)
Income taxes payable	(5.6)	5.9
Other accrued liabilities	26.5	(24.1)
Net cash provided by operating activities	$749.5	$432.1
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(328.2)	$(450.7)
Proceeds from sale of property, plant and equipment	4.1	14.1
Capitalized interest	(13.3)	(4.4)
Purchase of restricted investments - Asbestos	(104.8)	(76.4)
Proceeds from restricted investments - Asbestos	92.2	—
Net cash used in investing activities	$(350.0)	$(517.4)
Cash Flows From Financing Activities
Proceeds from term loan	$300.0	$—
Proceeds from revolving credit facility	95.0	270.0
Repayments of revolving credit facility	(325.0)	(140.0)
Debt issuance costs	(1.2)	—
Proceeds from issuance of shares	0.3	0.1
Repayment of finance lease obligations	(0.8)	(0.8)
Shares repurchased	(196.3)	(31.2)
Dividends paid	—	(129.6)
Taxes paid related to net share settlement of equity awards	(4.9)	(5.8)
Net cash used in financing activities	$(132.9)	$(37.3)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(1.2)	$(5.9)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	265.4	(128.5)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.6	271.9
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$451.0	$143.4
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$38.1	$36.0
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$45.9	$54.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 31 December 2023
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Gain	Total
Balances as of 30 September 2023	$227.3	$246.5	$1,390.3	$—	$(76.1)	$1,788.0
Net income	—	—	145.1	—	—	145.1
Other comprehensive gain	—	—	—	—	32.4	32.4
Stock-based compensation	0.1	4.5	—	—	—	4.6
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Shares repurchased	—	—	—	(75.0)	—	(75.0)
Shares cancelled	(1.5)	(1.3)	(72.2)	75.0	—	—
Balances as of 31 December 2023	$225.9	$249.8	$1,463.2	$—	$(43.7)	$1,895.2

	Nine Months Ended 31 December 2023
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Gain	Total
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	454.6	—	—	454.6
Other comprehensive gain	—	—	—	—	9.6	9.6
Stock-based compensation	0.2	15.4	—	—	—	15.6
Issuance of ordinary shares	—	0.3	—	—	—	0.3
Shares repurchased	—	—	—	(196.3)	—	(196.3)
Shares cancelled	(4.3)	(3.8)	(188.2)	196.3	—	—
Balances as of 31 December 2023	$225.9	$249.8	$1,463.2	$—	$(43.7)	$1,895.2

	Three Months Ended 31 December 2022
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Gain	Total
Balances as of 30 September 2022	$232.3	$231.7	$1,089.3	$—	$(87.0)	$1,466.3
Net income	—	—	100.1	—	—	100.1
Other comprehensive gain	—	—	—	—	30.4	30.4
Stock-based compensation	0.1	2.0	—	—	—	2.1
Shares repurchased	—	—	—	(31.2)	—	(31.2)
Shares cancelled	(1.0)	(0.9)	(29.3)	31.2	—	—
Balances as of 31 December 2022	$231.4	$232.8	$1,160.1	$—	$(56.6)	$1,567.7

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (continued)
(Unaudited)

	Nine Months Ended 31 December 2022
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$—	$(22.0)	$1,332.9
Net income	—	—	430.6	—	—	430.6
Other comprehensive loss	—	—	—	—	(34.6)	(34.6)
Stock-based compensation	0.3	3.2	—	—	—	3.5
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Dividends declared	—	—	(133.6)	—	—	(133.6)
Shares repurchased	—	—	—	(31.2)	—	(31.2)
Shares cancelled	(1.0)	(0.9)	(29.3)	31.2	—	—
Balances as of 31 December 2022	$231.4	$232.8	$1,160.1	$—	$(56.6)	$1,567.7
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, including asbestos related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the nine months ended 31 December 2023, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2023.
Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280). The amendments in the standard were

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

issued to improve the disclosures about an entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. These amendments are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-07 starting with the fiscal year ending 31 March 2025 and is currently evaluating the impact of the guidance on its condensed consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with the fiscal year ending 31 March 2026 and is currently evaluating the impact of the guidance on its condensed consolidated financial statements.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of shares)	2023	2022	2023	2022
Basic common shares outstanding	437.0	445.4	439.4	445.4
Dilutive effect of stock awards	1.3	0.5	1.2	0.5
Diluted common shares outstanding	438.3	445.9	440.6	445.9
There were no potential common shares which would be considered anti-dilutive for the three and nine months ended 31 December 2023 and 2022.
Potential common shares of 0.6 million for the three and nine months ended 31 December 2023, and 0.7 million and 0.4 million for the three and nine months ended 31 December 2022, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 31 December 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$727.0	$133.8	$16.4	$877.2
Fiber gypsum revenues	—	—	101.1	101.1
Total revenues	$727.0	$133.8	$117.5	$978.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Three Months Ended 31 December 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$645.4	$112.3	$14.5	$772.2
Fiber gypsum revenues	—	—	88.6	88.6
Total revenues	$645.4	$112.3	$103.1	$860.8

	Nine Months Ended 31 December 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,156.2	$421.3	$57.9	$2,635.4
Fiber gypsum revenues	—	—	296.0	296.0
Total revenues	$2,156.2	$421.3	$353.9	$2,931.4

	Nine Months Ended 31 December 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,136.1	$399.4	$50.1	$2,585.6
Fiber gypsum revenues	—	—	273.7	273.7
Total revenues	$2,136.1	$399.4	$323.8	$2,859.3
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	31 December	31 March
(Millions of US dollars)	2023	2023
Cash and cash equivalents	$433.8	$113.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	12.2	67.6
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$451.0	$185.6
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

4.  Inventories
Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2023	2023
Finished goods	$221.3	$237.8
Work-in-process	22.9	23.0
Raw materials and supplies	91.6	93.9
Provision for obsolete finished goods and raw materials	(14.4)	(10.5)
Total inventories	$321.4	$344.2

5.  Asset Impairment - greenfield site

For the nine months ending 31 December 2023, the Company recorded impairment charges of US$20.1 million based on the strategic decision to cancel the Truganina greenfield site. In accordance with the applicable accounting guidance, the impairment charge resulted from the difference between the carrying value of the land, including costs incurred to date and its estimated fair value of US$52.6 million. The estimated fair value was derived primarily from market comparables using a third-party appraisal and are considered Level 3 inputs under ASC 820.

6.  Debt
The following table presents details of our debt obligations:

	31 December	31 March
(Millions of US dollars)	2023	2023
Unsecured debt:
Principal amount 3.625% notes due 2026 (€400.0 million)	$442.6	$436.1
Principal amount 5.000% notes due 2028	400.0	400.0
Term Loan	300.0	—
Unsecured revolving credit facility	—	230.0
Unamortized debt issuance costs	(7.0)	(7.1)
Total debt	1,135.6	1,059.0
Less current portion	(7.5)	—
Long-term debt, excluding current portion	$1,128.1	$1,059.0

Weighted average interest rate of debt	5.1%	4.7%
Weighted average term of available debt	3.4 years	4.0 years

Fair value of Senior unsecured notes (Level 1)	$821.3	$785.2
In October 2023, the Company entered into a US$300.0 million Term Loan Agreement ("TLA") with a maturity of October 2028. Borrowings under the TLA bear interest at the Secured Overnight Financing Rate plus approximately 2.0%. Quarterly principal payments commence 29 January 2024 in accordance with the TLA.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

At 31 December 2023, the Company's debt maturities for the next five calendar years are as follows:

(Millions of US dollars)	Amount
2024	$7.5
2025	7.5
2026	457.6
2027	15.0
2028	655.0
Total	$1,142.6
As of 31 December 2023, the Company had a total borrowing base capacity under the revolving credit facility of US$600.0 million with outstanding borrowings of nil, and US$6.4 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$593.6 million of available borrowing capacity under the revolving credit facility.
As of 31 December 2023, the Company was in compliance with all of its covenants contained in the senior unsecured notes, term loan and the unsecured revolving credit facility agreement.
7.  Asbestos
In February 2007, the Company's shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to AICF.
Asbestos Adjustments Loss (Gain)
The Asbestos adjustments loss (gain) included in the condensed consolidated statements of operations and comprehensive income comprise the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
Effect of foreign exchange on Asbestos net liabilities	$20.3	$16.4	$6.5	$(42.7)
(Gain) loss on foreign currency forward contracts	(11.8)	(13.4)	(2.2)	21.8
Other	(0.9)	(0.8)	(0.6)	1.4
Asbestos adjustments loss (gain)	$7.6	$2.2	$3.7	$(19.5)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months
	Ended	For the Years Ended 31 March
	31 December 2023	2023	2022	2021	2020	2019
Number of open claims at beginning of period	359	365	360	393	332	336
Number of new claims
Direct claims	322	403	411	392	449	430
Cross claims	125	152	144	153	208	138
Number of closed claims	458	561	550	578	596	572
Number of open claims at end of period	348	359	365	360	393	332
Average settlement amount per settled claim	A$292,000	A$303,000	A$314,000	A$248,000	A$277,000	A$262,000
Average settlement amount per case closed [1]	A$265,000	A$271,000	A$282,000	A$225,000	A$245,000	A$234,000

Average settlement amount per settled claim	US$192,000	US$208,000	US$232,000	US$178,000	US$189,000	US$191,000
Average settlement amount per case closed [1]	US$174,000	US$186,000	US$208,000	US$162,000	US$167,000	US$171,000
[1] The average settlement amount per case closed includes nil settlements.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the nine months ended 31 December 2023:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2023	$(977.1)	$35.0	$244.7	$(0.6)	$(698.0)	$298.6	$40.7	$(358.7)
Asbestos claims paid	94.2	—	(94.2)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	45.9	—	45.9	—	—	45.9
AICF claims-handling costs incurred (paid)	0.8	—	(0.8)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.1)	—	(1.1)	—	—	(1.1)
Insurance recoveries	—	(4.0)	4.0	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(29.6)	(10.6)	(40.2)
Other movements	—	—	6.5	(0.4)	6.1	(1.7)	—	4.4
Effect of foreign exchange	(15.5)	0.4	1.5	1.7	(11.9)	4.6	0.8	(6.5)
Closing Balance - 31 December 2023	$(897.6)	$31.4	$206.5	$0.7	$(659.0)	$271.9	$30.9	$(356.2)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

AICF Funding
During fiscal year 2024, the Company will contribute A$137.5 million to AICF, excluding interest, in quarterly installments. The first three payments of A$34.4 million were made on 3 July 2023, 3 October 2023 and 2 January 2024.
For the nine months ended 31 December 2023, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 31 December 2023:

Date Invested	Maturity Date	Interest Rate	A$ Millions
October 2023	16 October 2024	5.13%	70.0
July 2023	24 July 2024	5.34%	60.0
April 2023	15 April 2024	4.35%	30.0
February 2023	13 January 2024	4.74%	39.0
February 2023	13 February 2024	4.74%	1.0
April 2022	5 April 2024	2.75%	54.0
January 2022	25 January 2024	1.41%	30.0
8.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the total outstanding notional amount and the fair value of the Company’s foreign currency forward contracts:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 December 2023		31 March 2023
Derivatives not accounted for as hedges	31 December 2023	31 March 2023	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$235.8	$269.0	$4.9	$0.4	$2.2	$11.4

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's condensed consolidated statements of operations and comprehensive income as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
Asbestos adjustments (gain) loss	$(11.8)	$(13.4)	$(2.2)	$21.8
Selling, general and administrative (income) expenses	—	(0.6)	—	4.0
Total (gain) loss	$(11.8)	$(14.0)	$(2.2)	$25.8
9.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s condensed consolidated financial position, results of operations or cash flows, except as they relate to asbestos, Australia Class Action Securities Claim and New Zealand weathertightness ("NZWT") claims as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.
There remains only one material outstanding NZWT claim, Cridge, et al., which was filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company expected a decision in calendar year 2023, and now anticipates the appellate court will issue its decision during calendar year 2024. As of 31 December 2023, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision. An adverse judgement on the Cridge matter could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry was settled on 24 April 2023 via a negotiated commercial agreement, the terms of which are confidential.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022, through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and will defend the allegations vigorously. As of 31 December 2023, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
10.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the nine months ended 31 December 2023, the Company paid taxes, net of refunds, of US$143.1 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.
Deferred income taxes include net operating loss carry-forwards. At 31 December 2023, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$81.7 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 December 2023, the Company recognized a tax deduction of US$98.9 million (A$150.3 million) for the current year relating to total contributions to AICF of US$712.2 million (A$1,001.8 million) incurred in tax years 2020 through 2024.
11.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
Liability Awards	$6.2	$0.5	$12.1	$—
Equity Awards	8.2	3.8	20.5	9.3
Total stock-based compensation expense	$14.4	$4.3	$32.6	$9.3
As of 31 December 2023, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$46.5 million and will be recognized over an estimated weighted average amortization period of 2.0 years.
12. Capital Management
On 8 November 2023, the Company announced a new share buyback program to acquire up to US$250 million of its outstanding shares through October 2024. For the quarter ended 31 December 2023, we repurchased 2.4 million shares for US$75.0 million at an average per share price of US$32.11. All shares repurchased were subsequently cancelled by the Company and are no longer available for issuance.
13.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments loss (gain), officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Operating Segments
The following is the Company’s operating segment information:

	Net Sales
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
North America Fiber Cement	$727.0	$645.4	$2,156.2	$2,136.1
Asia Pacific Fiber Cement	133.8	112.3	421.3	399.4
Europe Building Products	117.5	103.1	353.9	323.8
Worldwide total	$978.3	$860.8	$2,931.4	$2,859.3

	Operating Income
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
North America Fiber Cement	$237.8	$174.1	$688.1	$578.7
Asia Pacific Fiber Cement	36.7	27.6	127.6	102.5
Europe Building Products	7.6	1.4	31.9	18.0
Research and Development	(8.0)	(7.8)	(25.4)	(25.3)
Segments total	274.1	195.3	822.2	673.9
General Corporate	(48.0)	(32.4)	(138.8)	(63.1)
Worldwide total	$226.1	$162.9	$683.4	$610.8

	Depreciation and Amortization
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
North America Fiber Cement	$33.5	$32.1	$99.6	$94.1
Asia Pacific Fiber Cement	4.2	3.2	12.5	9.2
Europe Building Products	7.6	7.4	21.5	20.6
General Corporate	0.5	0.5	1.6	1.5
Research and Development	0.5	0.3	1.5	1.2
Worldwide total	$46.3	$43.5	$136.7	$126.6

	Research and Development Expenses
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2023	2022	2023	2022
North America Fiber Cement	$2.1	$1.3	$5.9	$3.5
Asia Pacific Fiber Cement	0.4	0.3	1.0	1.0
Europe Building Products	0.8	0.4	2.3	1.2
Research and Development	7.4	7.4	23.3	23.7
Worldwide total	$10.7	$9.4	$32.5	$29.4

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

14.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 December 2023:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2023	$0.2	$1.8	$(55.3)	$(53.3)
Other comprehensive gain	—	—	9.6	9.6
Balance at 31 December 2023	$0.2	$1.8	$(45.7)	$(43.7)